

Mail Stop 4628

July 19, 2017

<u>Via Email</u>
David W. Honeyfield
Chief Financial Officer
PDC Energy, Inc.
1775 Sherman Street, Suite 3000
Denver, Colorado 80203

> **Re:** **PDC Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Response dated June 30, 2017**
> **File No. 001-37419**

Dear Mr. Honeyfield:

We have reviewed your June 30, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 19, 2017 letter.

<u>Form 10-K for Fiscal Year Ended December 31, 2016</u>

<u>Financial Statements, page 63</u>

<u>Notes to Consolidated Financial Statements, page 69</u>

<u>Note 4 – Properties and Equipment, page 75</u>

1. Your response to prior comment number 3 from our letter dated June 19, 2017 indicates that you added 98.1 MMBOE of PUD reserves associated with the acreage received in the acreage exchange while you removed 1.6 MMBOE of PUD reserves associated with the acreage surrendered. Based on information in your response to prior comment

number 1, we understand that the impact on your PUD volumes is due to differences in whether the locations were included in your five-year development plan.

Given the implied differences in the timing of the planned development of the acreage and locations surrendered as compared to the acreage and locations received, explain to us how you evaluated whether the timing of the future cash flows of the assets received differs significantly from the timing of the future cash flows of the assets transferred. See FASB ASC paragraph 845-10-30-4(a).

<u>Crude Oil and Natural Gas Information –Unaudited, page 97</u>

2. We note from your response to prior comment 3 that all other revisions due to commodity pricing, lease operating expenses and type curve revisions resulted in an upward revision of 1.4 MMBoe in PUD reserves. If the total change of 1.4MMBOE reflects material, offsetting changes to your proved undeveloped reserves, expand your disclosure to separately quantify the amount attributable to each material item.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources